Anchin
ACCOUNTANTS & ADVISORS

REEL PRODUCTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

REEL PRODUCTS, INC.

INDEX TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway, New York, NY 10018
212-840-3456
www.anchin.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Reel Products, Inc.:

We have reviewed the accompanying financial statements of Reel Products, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Reel Products, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements to our review.

Auditors' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has incurred recurring losses from operations and has stated that reasonable doubt exists about the Company's ability to continue as a going concern without additional debt or equity financing. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Anchin, Block & Anchin LLP

New York, New York
September 26, 2023

REEL PRODUCTS, INC.

BALANCE SHEETS

	December 31,	
	2022	2021
A S S E T S		
Current Assets:		
Cash	**$ 599,569**	$ 1,347,080
Accounts receivable	**489,005**	67,148
Inventories	**1,691,801**	1,649,495
Prepaid expenses and other current assets	**116,312**	93,308
Total Current Assets	**2,896,687**	3,157,031
Trademarks, Net	**16,852**	17,008
Total Assets	**$ 2,913,539**	$ 3,174,039
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	**$ 3,059,056**	$ 2,632,208
Line of credit, financial institution	**1,269,327**	278,776
Other short term financing	**844,821**	-
Total Current Liabilities	**5,173,204**	2,910,984
Non-Current Liabilities:		
Simple agreement for future equity notes	**600,000**	-
Convertible notes payable	**13,165,645**	8,170,137
Total Non-Current Liabilities	**13,765,645**	8,170,137
Total Liabilities	**18,938,849**	11,081,121
Stockholders' Deficit:		
Common stock	**501,594**	437,821
Accumulated deficit	**(16,526,904)**	(8,344,903)
Total Stockholders' Deficit	**(16,025,310)**	(7,907,082)
Total Liabilities and Stockholders' Deficit	**$ 2,913,539**	$ 3,174,039

See the accompanying Notes to the Financial Statements.

REEL PRODUCTS, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2022	2021
Net Sales:		
E-Commerce	**$ 11,414,344**	$ 6,996,977
Wholesale	**2,087,049**	479,295
Total Net Sales	**13,501,393**	7,476,272
Cost of Goods Sold	**7,752,618**	3,800,957
Gross Profit	**5,748,775**	3,675,315
Operating Expenses:		
Fulfillment and shipping expenses	**5,300,275**	2,902,947
Advertising and marketing expenses	**4,911,994**	3,131,758
General and administrative expenses	**2,876,039**	2,488,908
Total Operating Expenses	**13,088,308**	8,523,613
Operating Loss	**(7,339,533)**	(4,848,298)
Interest Expense	**842,468**	527,114
Net Loss	**$ (8,182,001)**	$ (5,375,412)

See the accompanying Notes to the Financial Statements.

REEL PRODUCTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock No Par Value		Accumulated	
	Shares	Amount	Deficit	Total
Balance, January 1, 2021	10,500,000	$ 240,380	$ (2,929,111)	$ (2,688,731)
Stock-based compensation expense	-	78,366	-	78,366
Exercise of stock options	518,634	8,807	-	8,807
Issuance of warrants	-	110,268	-	110,268
Net loss	-	-	(5,375,412)	(5,375,412)
Balance, December 31, 2021	**11,018,634**	**437,821**	**(8,304,523)**	**(7,866,702)**
Stock-based compensation expense	-	63,278	-	63,278
Exercise of stock options	29,175	495	-	495
Net loss	-	-	(8,182,001)	(8,182,001)
Balance, December 31, 2022	**11,047,809**	**$ 501,594**	**$ (16,486,524)**	**$ (15,984,930)**

See the accompanying Notes to the Financial Statements.

REEL PRODUCTS, INC.

STATEMENT OF CASH FLOWS

	Years Ended December 31, 2022	2021
Net loss	$ **(8,182,001)**	$ (5,375,412)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**1,301**	1,349
Stock-based compensation expense	**63,278**	78,366
(Increase) Decrease in:		
Accounts receivable	**(421,857)**	(67,148)
Inventories	**(42,306)**	(1,353,135)
Prepaid expenses and other current assets	**(23,004)**	(54,172)
Increase in:		
Accounts payable and accrued expenses	**426,848**	1,529,503
Total Adjustments	**4,260**	134,763
Net Cash Used in Operating Activities	**(8,177,741)**	(5,240,649)
Cash Flows from Investing Activities:		
Additions to trademarks	**(1,145)**	(5,717)
Cash Flows from Financing Activities:		
Proceeds from exercise of stock option	**495**	8,807
Proceeds from issuance of warrants	**-**	110,268
Proceeds from issuance of convertible notes payable	**4,995,508**	5,783,110
Proceeds from simple agreement for future equity notes	**600,000**	-
Borrowings from line of credit, financial institution	**2,021,455**	430,265
Repayments of line of credit, financial institution	**(1,030,904)**	(1,028,826)
Proceeds from other short term financing	**1,432,191**	-
Repayments of other short term financing	**(587,370)**	-
Net Cash Provided by Financing Activities	**7,431,375**	5,303,624
Net (Decrease) Increase in Cash	**(747,511)**	57,258
Cash:		
Beginning of year	**1,347,080**	1,289,822
End of year	$ **599,569**	$ 1,347,080
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ **169,168**	$ 72,006

See the accompanying Notes to the Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

Reel Products, Inc. (the "Company"), a Delaware corporation formed on April 10, 2018, sells premium quality paper products which are made sustainably with 100% tree-free fibers and reduce waste. The Company's headquarters are located in Los Angeles California with all employees working remotely. Its products are all produced by third party manufacturers in China and Arizona. Product shipment and fulfillment is handled through third party warehouses in California, Illinois, and Pennsylvania. The company sells its products to consumers located throughout the United States through wholesale distribution channels to retailers and its direct-to-consumer e-commers sales channel.

Variable Interest Entities

Under the provisions of ASU 2018-17, the Company is not required to evaluate a legal entity under the variable interest entities guidance if all of the following criteria are met: a) the reporting entity and the legal entity are under common control, b) the reporting entity and the legal entity are not under common control of a public business entity, c) the legal entity under common control is not a public business entity, and d) the reporting entity does not directly or indirectly have a controlling financial interest in the legal entity. Certain commonly controlled affiliates have not been included in the accompanying financial statements (see Note 9).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions involved in preparing the financial statements include allowances for variable consideration associated with revenue recognition such as consumer incentives, product returns, trade promotions, and allowances such as coupons, in-store and online product discounts, allowances for doubtful accounts, estimates of the valuation of share-based compensation, and the valuation allowance of deferred taxes. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Newly Adopted Accounting Standard

On January 1, 2022, the Company adopted ASU 2016-02 "Leases" and related subsequent updates issued by the Financial Accounting Standards Board ("FASB") to replace existing lease accounting guidance. This pronouncement is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet for most leases. Expenses associated with leases continue to be recognized in a manner similar to previous accounting guidance. The adoption of this accounting pronouncement did not result in the recognition of operating leases right-of-use assets and associated lease liabilities on the balance sheet as of January 1, 2022. Such adoption did not have an impact on the Company's liquidity or results of operations.

As part of the adoption, the Company elected to utilize the package of practical expedients permitted under the new standard, which allowed the Company to not reassess: (a) whether an existing contract is or contains a lease, (b) the classification for existing leases, and (c) initial direct costs. Further, as permitted by the standard, the Company made an accounting policy election not to record right-of-use assets or lease liabilities for leases with an initial term of 12 months or less. Instead, consistent with previous accounting guidance, the Company will recognize payments for such leases in the statement of operations on a straight-line basis over the lease term.

Revenue Recognition

The Company recognizes revenue mainly through wholesale and e-commerce distribution channels. Revenues primarily result from purchase orders from customers and are generally short term in nature, with the shipping of product as the single performance obligation. Revenue is recognized for the sale of the product at the point in time when the performance obligation is satisfied and control of the product transfers to the customer, which generally occurs upon shipment to a customer, and adjusted for variable consideration. The products are sold on credit terms for its wholesale customers, which typically require payment within 30 to 60 days of delivery, and may allow discounts for early payment. Direct-to-consumer revenues from customers through the Company's e-commerce platforms are recorded when the customer takes possession of the goods.

The Company elected to treat shipping and handling costs as fulfillment activities rather than an additional promised service. Shipping and handling costs included in fulfillment and shipping expenses were approximately $5,300,000 and $2,902,000 for the years ended December 31, 2022 and 2021, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for providing goods to customers. The transaction price is adjusted for estimates of known or expected variable consideration, which includes consumer incentives, product returns, trade promotions, and allowances such as coupons, in-store and online product discounts. Variable consideration related to these programs is recorded as a reduction to revenue based on amounts the Company expects to pay. Estimates of variable consideration are based on current performance, historical utilization, estimated units sold, customer participation and projected redemption rates of each program. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

In many cases, key sales terms such as pricing and quantities ordered are established on a regular basis through customer purchase orders. Amounts billed and due from customers are short term in nature, and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due.

Gross and net sales are summarized as follows:

	December 31,	
	2022	2021
Gross Invoiced Sales:		
E-Commerce sales	**$ 11,843,518**	$ 7,293,110
Wholesale sales	**2,854,060**	564,082
Less Variable Consideration:		
Customer chargebacks	**(767,011)**	(84,787)
Returns and spoils	**(72,825)**	(33,339)
Allowances and other deductions	**(356,349)**	(262,794)
Net Sales	**$ 13,501,393**	$ 7,476,272

Accounts Receivable and Allowance for Doubtful Accounts and Variable Consideration

The Company's accounts receivable are recorded at amounts invoiced to customers, and are presented net of allowances for variable consideration and doubtful accounts. The allowance for variable consideration consists of the various consumer incentives, product returns, and trade promotions previously described.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Doubtful Accounts and Variable Consideration (Continued)

The allowance for doubtful accounts is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which arises when customers are deemed unable to repay the amounts owed to the Company. The Company did not have any accounts receivable at December 31, 2020.

Accounts receivable, net consists of the following:

	December 31,	
	2022	2021
Gross accounts receivable	**$ 669,786**	$ 113,828
Less: allowance for variable consideration	**(180,781)**	(46,680)
Accounts Receivable, Net	**$ 489,005**	$ 67,148

Inventories

Inventories, consisting of finished goods and in transit inventory, are stated at the lower of cost or net realizable value, using the weighted average method.

Intangible Assets

Intangible assets consist of trademarks, which are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful life of 15 years.

The Company evaluates the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of the remaining life is changed, the remaining carrying amount of the intangible assets will be amortized prospectively over the revised remaining useful life. At December 31, 2022 and 2021, there was no need to revise the estimated useful lives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is taxed as a C corporation for federal, state and local income tax purposes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and to net operating loss carry forwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Stock-Based Compensation

GAAP requires the measurement and recognition of compensation expense for all stock-based payment awards and warrants using a fair value-based option pricing model. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Forfeitures are recognized as they occur.

Going Concern

The Company adheres to the provisions of FASB ASC 205, Subtopic 40, Presentation of Financial Statements - Going Concern, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASC 205 extends the responsibility for performing the going concern evaluation to management based on relevant conditions and events that are known and reasonably knowable at the time the financial statements are available to be issued. ASC 205 also extends the period for which management must consider whether there is substantial doubt about the entity's ability to continue as a going concern to one year after the date that the financial statements are available to be issued.

Advertising and Marketing

The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs are approximately $4,912,000 and $3,132,000 for the years December 31, 2022 and 2021, respectively.

NOTE 2 - INVENTORIES

Inventories consist of the following:

	December 31, 2022	December 31, 2021
Finished goods	$ 1,675,916	$ 1,276,688
In-transit	15,885	372,807
	$ 1,691,801	$ 1,649,495

NOTE 3 - TRADEMARKS

Trademarks at December 31, consist of the following:

	December 31, 2022	December 31, 2021
Gross Carrying Amount	$ 19,502	$ 18,357
Less: Accumulated Amortization	(2,650)	(1,349)
Net Carrying Amount	$ 16,852	$ 17,008

Amortization expense was $1,301 and $1,349 for the years ended December 31, 2022 and 2021, respectively.

The Company intends to continuously renew the trademarks. The weighted average period to the next renewal date for the Company's trademarks is 9 years.

The estimated amortization expenses for the next five years is as follows:

Years Ending December 31,	
2023	$ 1,300
2024	1,300
2025	1,300
2026	1,300
2027	1,300
Thereafter	10,352
	$ 16,852

NOTE 4 - LINE OF CREDIT, FINANCIAL INSTITUTION

The Company had a revolving line of credit facility with CircleUp Credit Advisors LLC, a financial institution for borrowings up to $850,000, subject to a borrowing base determined at the discretion of the lender. The facility bore interest at 11% per annum, and was guaranteed by the founder and a stockholder of the Company and matures in December 2021. The line of credit facility was amended in December 2021 to increase the line to $1,100,000 and extend maturity date until December 2022. The interest rate at December 31, 2022 was 11.75%. In November 2022 the line of credit facility was extended until June 22, 2023 and the limit increased to $1,500,000, the interest rate increased to the lesser of prime plus 5.25% or 11.75% per annum.

The line of credit also contains a lockbox arrangement that requires the assignment of outstanding customer account collections directly to the lender. Account collections in excess of any outstanding borrowings are subsequently sent to the Company by the lender.

Outstanding borrowings amounted to $1,269.327 and $278,776 at December 31, 2022 and December 31, 2021, respectively.

In June 2023, the line was not renewed with the lender, alternatively the Company obtained financing through a term loan, see Note 15.

NOTE 5 - OTHER SHORT-TERM FINANCING

In October 2022, the Company entered into a payment plan with a vendor to pay a balance of $1,184,153 over a 6-month period with final payment in March 2023.

In November 2022, the Company entered into a financing agreement with Stripe Capital, a financial institution in order to finance an inventory purchase in the amount of $250,000 for a fixed fee of $32,250. The agreement matures on May 8, 2024. Minimum bi-monthly payments are required in the amount of $31,361.

NOTE 6 - CONVERTIBLE NOTES

During 2021, the Company issued subordinated convertible notes to various new and existing investors in exchange for approximately $5,600,000. The convertible notes bear interest at a rate of 3% per annum and mature on May 1, 2024. The company cannot repay the notes prior to maturity.

NOTE 6 - CONVERTIBLE NOTES (CONTINUED)

The notes convert upon a qualified financing at a conversion price equal to the lesser of cash paid per share for equity securities by the investors in a qualified financing at a 20% discount, or the quotient resulting from dividing $30,000,000 by the number of outstanding shares of common stock of the company immediately prior to the qualified financing, or upon change in control.

During 2022, the Company issued subordinated convertible notes to various new and existing investors in exchange for approximately $4,500,000. The convertible notes bear interest at a rate of 3% per annum and mature on April 30, 2024. The company cannot repay the notes prior to maturity. The notes convert upon a qualified financing at a conversion price equal to the lesser of cash paid per share for equity securities by the investors in a qualified financing at a 20% discount, or the quotient resulting from dividing $45,000,000 by the number of outstanding shares of common stock of the company immediately prior to the qualified financing, or upon change in control.

Total interest amounted to $393,188 and $174,810 during the years ending December 31, 2022 and 2021, respectively, which were accrued and unpaid.

Subsequent to December 31, 2022 through July 2023, the Company issued additional convertible notes aggregating to $585,000.

NOTE 7 - WARRANTS

The company has common stock warrants outstanding with three advisors. The warrants provide for issuance of up to 970,000 shares of common stock at an exercise price of $0.17 per share. The common stock warrants have a contractual term of ten years and are currently exercisable. The warrants have been determined to be treated as equity warrants. The grant date fair value of the common stock warrants amounted to $150,648 which is recognized over the vesting period. The warrants fully vested during 2021.

Grant Date Fair Value of Common Stock Warrants

Management estimates the fair value of the common stock warrants on the date the grant vests using Black-Scholes option pricing model. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. The Company utilized the practical expedient for the current price input of equity-classified share-based awards under the private company alternative. Expected volatilities are based on an average of comparable public companies' volatilities. The expected term of warrants granted represents the period of time that warrants granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the warrants is based on the U.S. Treasury yield curve in effect at the time of grant.

NOTE 8 - SIMPLE AGREEMENT FOR FUTURE EQUITY

During 2022, the Company issued notes under Simple Agreement for Future Equity agreements ("SAFE") aggregating $600,000 which were issued to existing stockholders. The SAFE notes which are recorded at its fair value. The SAFE's are convertible into equity of the Company or repaid in cash upon occurrence of the following events:

a) Upon an equity financing event, the SAFE notes will automatically convert into preferred stock at a conversion price at 20% discount.
b) Upon a liquidity event, the SAFE notes, at the option of the holders, will either: (i) be repaid in cash equal to the purchase amount, or (ii) converted into shares of common stock equal to the purchase amount divided by the liquidity price.
c) Upon a dissolution event, the Company will repay the holders at amounts equal to the purchase amount.

Subsequent to December 31, 2022, the Company issued additional SAFE notes aggregating to $925,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company had approximately $29,000 in receivables to affiliates for expenses paid by the Company on behalf of the affiliates at December 2022 and 2021. The balances are due upon demand and are included in prepaid expenses and other current assets in the accompanying balance sheet at December 31, 2022 and 2021.

In July 2019, the Company entered into a support service agreement with a related party that automatically renews on an annual basis. Either party may terminate the agreement, with at least 30-day notice, without penalty. In consideration of a $12,500 monthly fee which is recorded within operating expenses, the related party will provide back office and business development consulting services.

NOTE 10 - STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2022, the Company is authorized to issue up to 20,000,000 shares of common stock with no par value.

NOTE 11 - STOCK-BASED COMPENSATION

The Company has a stock compensation plan (the "Plan") pursuant to which the Company's board may either grant stock options or issue common stock to certain directors, employees, and independent consultants. The Plan authorizes the issuance of stock option grants to purchase up to 1,737,176 shares of common stock authorized but unissued or previously issued shares of stock reacquired by the Company. Stock options can be granted with an exercise price less than, equal to, or greater than the stock's fair market value at the date of grant. Common stock shall be issued at a price equal to the stock's fair market value at the date of issuance. The Company's policy is to recognize forfeitures as they are incurred.

The Board sets the terms of awards, but the exercise period cannot exceed 10 years from the date of grant. The Board also sets the vesting schedule for each award. The Board approves all stock option grants. All options vest immediately upon a change in control, as defined. Upon termination of a grantee, the related options expire on the earlier of (1) the normal option expiration date, (2) three months after termination for any reason other than disability, or (3) eighteen months after termination by reason of death or disability. The options expire on various dates through 2032.

A summary of the stock option activity under the Plan as of December 31, 2022 and 2021, and changes during the year then ended are presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2021	746,880	$ 0.017	9.84
Granted	1,000,874	0.311	9.61
Exercised	(518,634)	0.017	
Forfeited	(64,866)	-	
Outstanding at December 31, 2021	1,164,254	$ 0.270	9.50
Granted	168,500	0.340	9.76
Exercised	(29,175)	0.017	
Forfeited	(264,144)	-	
Outstanding at December 31, 2022	1,039,435	$ 0.271	8.62
Exercisable at December 31, 2022	551,865	$ 0.230	8.35

NOTE 11 - STOCK-BASED COMPENSATION (CONTINUED)

Management estimates the fair value of each unit option award on the date of the grant using Black-Scholes option pricing model presented in the following table. The Company utilized the practical expedient for the current price input of equity-classified share based awards under the private company alternative. Weighted-average values are disclosed for certain inputs which incorporate a range of assumptions. Expected volatilities are based on an average of comparable public companies' volatilities and related indexes. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock option valuation model assumptions used for grants are as follows:

	2022	2021
Weighted-average expected volatility	**180%**	160%
Weighted-average expected term (years)	**6**	6
Weighted-average risk-free interest rate	**3.96%**	1.44%
Dividend yield	**0%**	0%
Weighted-average grant date fair value of options granted	**$0.34**	$0.32

There were 149,932 and 54,288 shares available for future stock option grants at December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan was $160,805 and $239,172 at December 31, 2022 and December 31, 2021, respectively. The cost is expected to be recognized over a weighted-average period of 1.99 years and 1.28 years at December 31, 2022 and 2021, respectively. Stock-based compensation expense was approximately $63,000 and $78,000 for the years ended December 31, 2022 and 2021, respectively, and the related deferred tax benefit that was recognized in income was approximately $13,000 and $16,000 for the years ended December 31, 2022 and 2021, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Major Customers

One customer accounted for approximately 16% of net sales for the year ended December 31, 2022, and approximately 99%, of the Company's outstanding accounts receivable, before the allowance for variable consideration at December 31, 2022.

One customer accounted for approximately 6% of net sales for the year ended December 31, 2021, and approximately 99%, of the Company's outstanding accounts receivable, before the allowance for variable consideration at December 31, 2021.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Major Supplier

Two suppliers accounted for approximately 41% and 13% of total purchases for the year ended December 31, 2022, respectively. Two suppliers accounted for approximately 51% and 11% of total purchases for the year ended December 31, 2021, respectively.

The Company has other active suppliers that could be substituted should its current suppliers become unavailable.

Cash Credit Concentration Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2022 and 2021, the Company had an aggregate of approximately $237,000 and $1,005,000 in excess of the FDIC insured limits with Silicon Valley Bank ("SVB"). The amounts of funds in excess of the FDIC limit were protected by the FDIC in March 2023 as part of an emergency measure to protect the banking industry and the Company continued its relationship with SVB after its takeover by First Citizens Bank. Management has concluded the excess does not represent a material risk, based on the creditworthiness of the counter parties.

Risk and Uncertainties

The global economy has experienced disruptions to consumer spending, supply chains and significant volatility, disruption of financial markets and costs of raw materials, packaging, labor, energy, fuel, transportation and other inputs necessary for the production of the Company's products have rapidly increased. In addition, many of these costs may fluctuate widely in an inflationary environment such as the current economic environment and may be impacted by current global events.

Depending on market conditions of the industry, rising interest rates and other economic factors, the Company's efforts to offset these cost pressures, such as through price increases of its products, may not be successful and could adversely impact the Company's profit margins, financial condition, and results of operations.

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Risk and Uncertainties (Continued)

The extent to which these events will impact the Company's results will depend on continued developments and the related global responses. New information may emerge concerning the severity of the outbreak and the spread of variants of the COVID-19 virus in locations that are important to the Company's business. Actions taken to contain COVID-19 or treat its impact may change or become more restrictive if additional waves of infections occur. Inflationary pressures may result in slow consumer demand and wholesale customers taking a more cautious approach with their purchasing decisions. The global unrest may have broader macroeconomic implications, including increases in fuel prices, volatility in the financial markets, as well as a decline in consumer spending. The continued impact of these events on the Company's operational and financial performance remains uncertain and cannot be predicted.

In March 2023, Silicon Valley Bank and Signature Bank were shut down by Regulators and the FDIC was appointed as receiver for those banks. Since that time, there have been reports of instability at other U.S. banks. Despite the steps taken by U.S. agencies to protect depositors, the effects of the bank failures and pressure on other banks are unknown and could include additional failures. Such potential failures could impact a Company's access to credit and liquidity, credit risk from customers, or a Company's ability to procure goods and services, which could lead to significant disruptions to the Company's operations and financial position. The extent of such impacts is uncertain, and there may be additional risks that have not yet been identified.

NOTE 13 - INCOME TAXES

Income tax benefit is comprised of the following:

	December 31,	
	2022	2021
Deferred income tax benefit, exclusive of the change to the valuation allowance	**$ 1,900,000**	$ 950,000
Change to the valuation allowance	**(1,900,000)**	(950,000)
Income Tax Benefit	**$ -**	$ -

NOTE 13 - INCOME TAXES (CONTINUED)

The components of the net deferred tax asset are as follows:

	December 31,	
	2022	2021
Gross deferred tax assets	**$ 3,903,000**	$ 2,003,000
Valuation allowance	**(3,903,000)**	(2,003,000)
Net Deferred Tax Asset	**$ -**	$ -

Deferred income taxes primarily result from net operating loss carryforwards, and temporary differences for financial and tax purposes of stock-based compensation.

At December 31, 2022, the Company has available net operating loss carryforwards of approximately $16,327,000 for income tax purposes.

The Company has established a deferred tax asset valuation allowance of $3,903,000 and $2,003,000 at December 31, 2022 and December 31, 2021, respectively, based on management's assessment that it is more likely than not that some portion of the deferred tax asset will not be realized. Ultimately, the realization of the deferred tax asset is dependent upon the generation of future taxable income during those periods in which the net operating loss carryforwards can be utilized. The difference between the income tax expenses computed at the federal statutory rate of 21% and the provision for the income tax benefit is primarily due to the effect of the change to the valuation allowance provided on deferred taxes, and the effect of state and local income taxes.

NOTE 14 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operations, as planned by management due to the growth plans management implemented to increase market share and the customer base, that raise substantial doubt about the ability to continue as a going concern. Management has implemented a plan to improve its operations and expects to continue to raise capital from its investors until the company can generate positive cash flows. During 2023, the Company has been able to obtain an additional $585,000 in funding from convertible notes and $925,000 from issuance of SAFE agreements. The Company was also able to obtain a loan of up to $4,500,000 to fund operating cash flows (See note 15). Because it is not possible at this time to predict the outcome of management's efforts, there is substantial doubt regarding the ability of the Company to continue as a going concern during the ensuing year.

NOTE 15 - SUBSEQUENT EVENTS

In May 2023, the Company entered into a term loan agreement with Montage Capital II, L.P., a financial institution for borrowings up to $4,500,000. The loan bears interest at 13% per annum, and mature on May 5, 2027 and is collateralized by substantially all of the assets of the Company. The agreement requires the Company to maintain a minimum cash covenant or minimum liquidity. The loan also contains certain limitations, including among others, restrictions on investments, acquisitions and mergers, distributions, affiliate transactions, transfers, creation of subsidiaries or corporate changes, indebtedness, liens and encumbrances, payments on subordinated debt or investment notes. In connection with this agreement, the Company issued 239,348 warrants at an exercise price of $0.35. The common stock warrants have a contractual term of ten years and are currently exercisable. The warrants have been determined to be treated as equity warrants.

Subsequent events have been evaluated through September 26, 2023, which is the date the financial statements were available to be issued.